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       Exhibit 1.1  Press Release of National Information Consortium, Inc.

OVERLAND PARK, Kan.--(BUSINESS WIRE)--Sept. 13, 1999--National Information Consortium, Inc.("NIC") (NASDAQ: EGOV), a leading provider of Internet-based electronic government services, today announced that it has entered into a definitive agreement to acquire eFed, a market leader in Internet-based procurement solutions for the government. eFed is a division of privately held Reston, Virginia-based Electric Press, Inc.

Total consideration is anticipated to include $15 million in cash and 606,000 shares of NIC common stock, valuing the acquisition at $29.6 million based on the closing price of NIC's common stock on Friday, September 10, 1999. Additional consideration is payable depending upon the revenue and earnings performance of eFed through the end of calendar year 2003. The transaction is expected to close by the end of September and will be accounted for as a purchase.

eFed designs, develops and manages online procurement software and services for federal and state markets. eFed's procurement solution allows buyers to search, compare and buy products and services across multiple contracts using the Internet. It also allows senior government procurement officials to manage better and reduce expenses associated with the procurement process. eFed's proprietary solution provides four major offerings not previously available in the procurement market. eFed's solution:

     - Creates an "e-mall" portal, allowing procurement officers to browse and compare both contract and open market vendors' products and services, instantly and efficiently.
     - Aggregates information on those vendors wherever their catalogues exist, regardless of format.
     - Allows for the on-line creation of purchase orders and requisitions together with their required approvals.
     - Affords purchase cardholders the ability to complete their purchases electronically (paperless) and to reconcile their purchases to card statements.

In addition to existing contracts with nine federal agencies, eFed is also active in developing solutions for the procurement needs of state governments.

The two senior executives of eFed, Robert Main and Ronald Linehan, are former directors at the National Academy of Sciences in Washington, D.C. Mr. Main and Mr. Linehan will retain their current positions as president and chief operating officer, respectively, within NIC's eFed operating unit and will be joined by their current senior management team. eFed will continue to be headquartered in Reston, Virginia.

"eFed is the leader in procurement solutions to the government and a perfect fit with NIC's current business model, which accelerates e-commerce in government," said Jeff Fraser, chairman and chief executive officer, NIC. "With this transaction, NIC takes a major step in our strategy of becoming the dominant provider of web-centric transaction-based solutions for state, federal and local governments. Rob and Ron have built a company, which, like NIC's, partners with government and is uniquely equipped to address its specialized needs surrounding statutory processes, privacy and security. And, they accomplish all of this within the context of a proven business model."

"Both Rob and Ron are accomplished Internet professionals, and we're pleased to add their depth of knowledge and experience to NIC's management team," added Jim Dodd, president and chief operating officer, NIC. "We are impressed with eFed's growth and believe the rapid evolution of the procurement market into a transaction-based model is well under way."

In addition to its existing portfolio of federal contracts, eFed is currently working with major banks to provide comprehensive procurement solutions to state, local and federal governments.

"The federal and state governments are serious about using the Internet to streamline their procurement of goods and services, and equally serious about partnering with industry to provide software, content and outsourcing infrastructure," said Rob Main, president, eFed. "eFed's strong market position, which provides the federal government an end-to-end e-commerce outsourcing solution, and NIC's nine years of experience providing transaction-based government portals makes us the preferred e-commerce provider to the state and federal sector.

"For eFed this combination provides access to significant resources to invest in enhancing our products and services. More importantly, it adds a strong partner with a proven track record of streamlining government through a partnership model," continued Mr. Main.

About eFed


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eFed is a Web-based federal and state procurement system that enables government buyers to order products and services from multiple contracts and commercial sources, based on value, product information, contract terms and conditions, and price. eFed currently offers a wide range of features, including: easy searching, quick ordering, custom contract searching, flexible payment and configuration checks, and requests for quotes. The system, which was launched in November 1997, was designed in partnership with NASA and the U.S. Army.

About NIC
National Information Consortium ("NIC") (Nasdaq: EGOV) is a provider of Internet-based, electronic government services. NIC helps governments use the Internet to reduce costs and provide a higher level of service by building Web sites and applications that allow businesses and citizens to access government information and to complete government-based transactions online. Some examples of applications include: driver's license record searches, professional license renewals, Internet tax filings, automated UCC files searches and automobile registration renewals. NIC contracts with state and municipal governments to design, build and operate Internet-based portals on their behalf. As of July 1999, NIC had signed contracts with Arkansas, Georgia, Indiana, Indianapolis and Marion County (Indiana), Iowa, Kansas, Maine, Nebraska, Utah and Virginia. Special Note: Statements in this release regarding eFed developing procurement solutions for state governments, NIC's expanded role in the government-to-business market, and the development of a transaction-based procurement model are forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those suggested or indicated by these forward-looking statement. These factors include, among others, the success of eFed developing state government procurement solutions; government agencies continued acceptance of e-commerce and transaction-based solutions; existing states and agencies adopting new NIC services and applications; acceptance of e-government solutions by businesses and citizens; competition; and general economic conditions and the other important cautionary statements and risk factors described in NIC's Registration Statement declared effective July 15, 1999 with the Securities and Exchange Commission.

Contact:

     National Information Consortium
     Kevin Childress, 913/498-3468
     or
     Abernathy MacGregor Frank
     Jason Thompson or Susan Stillings
     212/371-5999